UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MYnd Analytics, Inc.
(Name of Issuer)

MYnd Analytics, Inc.
(Exact Name of Issuer as Specified in its Charter)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

62857N103
(CUSIP Number)
Dr. Robin L. Smith C/O MYND ANALYTICS, INC. 26522 LA ALAMEDA SUITE 290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62857N103
1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Dr. Robin L. Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,315
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 513,315
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 513,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.50%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	All share percentage calculations in this Schedule 13D are based upon 7,551,254 shares of common stock, $0.001 par value per share (“Common Stock”), of MYnd Analytics, Inc. (the “Issuer”). The share percentage of the Reporting Person includes: (i) 161,539 shares of Common Stock; (ii) 266,250 shares of Common Stock issuable upon the exercise of vested and exercisable options and (iii) 85,526 shares of Common Stock issuable upon the exercise of warrants.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock of the Issuer and is being filed by Dr. Robin L. Smith (the “Reporting Person”). The shares of the Common Stock are currently quoted on the NASDAQ Capital Market.

The address of the principal executive offices of the Issuer is 26522 La Alameda, Suite 290, Mission Viejo, California 92691.

ITEM 2. IDENTITY AND BACKGROUND

(a) Dr. Robin L. Smith.

(b) C/O MYND ANALYTICS, INC. 26522 LA ALAMEDA SUITE 290.

(c) The Reporting Person has been the Chairman (the “Chairman”) of the Board of Directors of the Issuer (the “Board”) since August 20, 2015.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) American.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Source and Amount of Funds

The Common Stock acquired by the Reporting Person includes Common Stock that was: (i) purchased with personal funds; (ii) issuable upon the exercise of previously granted vested and exercisable options for the Reporting Person’s service as Chairman; or (iii) issuable upon the exercise of warrants.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the Common Stock is for investment. The Reporting Person has been the Chairman of the Issuer since August 20, 2015.

The Reporting Person has no present plans or proposals that would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto is hereby incorporated by reference. The percentage amount set forth in Row 13 of the cover page hereto is calculated based upon 7,551,254 shares of the Issuer outstanding at October 19, 2018, as reported by the Issuer in its definitive proxy statement dated November 2, 2018.
(c)	On October 8, 2018, the Board granted an option to the Reporting Person to purchase 48,000 shares of Common Stock, subject to shareholder approval received at a special meeting of stockholders held on November 26, 2018.
(d)	Not applicable.
(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On September 21, 2018, the Company entered into a definitive agreement with the Reporting Person to purchase 13,513 units for $1.85 per unit, with each unit consisting of one share of Common Stock and one Common Stock Purchase Warrant to purchase one share of Common Stock for $2.00 per share.

The information set forth in Item 5(c) is hereby incorporated by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 30, 2018

By:	/s/ Robin L. Smith
Name: Robin L. Smith